Mail Stop 4561
via fax (408) 546-0081

December 31, 2009

Albert Wood
Chief Financial Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

> **Re:** **Veraz Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-33391**

Dear Mr. Wood:

We have reviewed your response letter dated December 7, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 28, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2008 and 2007, page 27

1. In your response to prior comment 1 you indicate that the dispute with ECI was not a known trend or uncertainty requiring additional discussion in MD&A. However, it is not clear how you considered whether the termination of the

Russian Agreements warranted further discussion in your overview section or results of operations. In this regard, tell us the amount of revenues generated from these agreements for each period presented. To the extent that the termination of such agreements contributed to a decline in your DCME revenues, then explain further why you have not disclosed this information in your results of operations and why you have limited the discussion regarding the decrease in such revenues to the decline in the size of the overall DCME market and customer migration to IP products. Also, please clarify whether the contract with ECI for the manufacture and supply of the DCME product still exists.

2. We note your response to prior comment 2 where you indicate it is the company's experience that the timing of when IP bookings or backlog convert into revenue can range from 3 months to 24 months and is highly dependent on circumstances outside of the company's control. While we acknowledge your concerns regarding the timing of when such bookings will ultimately contribute to your results of operations, to the extent that these bookings are firm commitment orders for sales of your products and services, we continue to believe you should provide the information required by Item 101(c)(1)(viii) of Regulation S-K and include, as necessary, an explanation regarding the variability in timing of when backlog is converted into revenue and its limitations as a quantitative predictor of trends in your future results of operations due to such variability. Further, it is not clear why management believes that bookings and backlog do not meet the definition of a firm commitment due to customer cancellations, as your response also indicates that such cancellations occur on an infrequent basis. Tell us whether all of your contracts provide for cancellation provisions and to the extent that such provisions are not included in your contracts, then explain further why you would not consider such contracts to be firm commitments pursuant to Item 101(c)(1)(viii).

Note 16 – SEC Investigation, page 62

3. We note your response to prior comment 5 where you indicate that as part of the system of internal controls, the company requires all sales related personnel to certify quarterly compliance with your policies. Tell us whether you have any other controls in place besides this quarterly certification to monitor your sales in the Asia Pacific region and if so, please describe such controls. If not, then please explain further how you concluded that a quarterly certification from your sales personnel provides sufficient controls. Also, aside from the $700,000 increase in allowance for doubtful accounts related to two customers in the Asia Pacific region, tell us what other impact, if any, the potential fraudulent activities of a certain non-management employee had on your financial statements.

4. Your response also indicates that you made enhancements to your internal control procedures and policies relating to the quarterly certification of compliance by

sales personnel and required representations and warranties from resellers and agents. Please describe in detail the enhancements to your internal controls and explain further why you believe such changes did not materially affect, nor were they reasonably likely to materially affect, your internal controls over financial reporting.

General

5.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief